ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5642 jkwilson@foley.com

March 24, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pentair plc —Amendment No. 3 to Registration Statement on
Form S-4 (Registration No. 333-192961)

Ladies and Gentlemen:

For the purpose of registering under the Securities Act of 1933, as amended, ordinary shares, nominal value $0.01 per share (the “Shares”), of Pentair plc, an Irish public limited company (the “Company”), we are transmitting for filing Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”), with exhibits, relating to the proposed issuance of the Shares in connection with the merger of Pentair Ltd., a company organized under the laws of Switzerland (“Pentair”), with and into the Company.

The Company is filing Amendment No. 3 for the purpose of (i) incorporating by reference Pentair’s definitive proxy statement for its Annual General Meeting of shareholders and (ii) making general updates.

We are sending to the Staff by overnight courier five courtesy copies of (i) a clean version of Amendment No. 3 to the Registration Statement and (ii) a marked version of Amendment No. 3 to the Registration Statement reflecting all changes made to the Registration Statement.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

<March 24, 2014>

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosure
cc:	Angela D. Lageson
Pentair Ltd.
Benjamin F. Garmer, III
Jason M. Hille
Foley & Lardner LLP